Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

BY AND AMONG

EASTERN ATLANTIC HOLDINGS LTD.

EASTERN INSURANCE HOLDINGS, INC.

AND

EASTERN RE LTD., SPC

DATED AS OF DECEMBER 9, 2010

(i)

3.26. Assignment Agreement	23
3.27. Extended Reporting Policies	23
3.28. Real Estate Environmental Liability and Lender Environmental Collateral Protection	23
3.29. No Other Representations or Warranties	23

4. REPRESENTATIONS AND WARRANTIES OF PURCHASER	23

4.1. Organization and Good Standing	23
4.2. No Conflict.	23
4.3. Due Diligence Review; No Reliance	24
4.4. Certain Proceedings	24
4.5. Brokers or Finders	24
4.6. Undisclosed Principals or Agents	24
4.7. Financing	24
4.8. Investment Representation	24

5. COVENANTS OF THE PARTIES	25

5.1. Covenants Regarding Taxes.	25
5.2. Access	26
5.3. Operation of the Business	26
5.4. Acquisition Proposals.	27
5.5. Mutual Covenants Regarding Governmental Authorizations and Other Consents.	29
5.6. Supplementation and Correction and Information	29
5.7. Transfer of Books and Records and Records Retention	30
5.8. Related Agreements	30

6. CONDITIONS TO CLOSING	30

6.1. Conditions Precedent to Purchaser’s Obligation to Close	30
6.2. Conditions Precedent to EIHI and Seller’s Obligation to Close	32

7. INDEMNIFICATION; REMEDIES	33

7.1. Survival	33
7.2. General Indemnification and Reimbursement by EIHI and Seller	33
7.3. General Indemnification and Reimbursement by Purchaser	34
7.4. Limitations on Amount of Liability.	34
7.5. Procedure for Indemnification.	35
7.6. Exclusive Remedy; Certain Limitations	37
7.7. Characterization of Indemnity Payments	37

8. TERMINATION	37

8.1. Termination Events	37
8.2. Effect of Termination.	38

(ii)

9. GENERAL PROVISIONS	39

9.1. Expenses	39
9.2. Public Announcements	40
9.3. Confidentiality	40
9.4. Notices	40
9.5. Jurisdiction; Venue	41
9.6. Further Assurances	41
9.7. Waiver	41
9.8. Entire Agreement and Modification	42
9.9. Assignments, Successors, and No Third-Party Rights	42
9.10. Severability	42
9.11. Section Headings, Construction	42
9.12. Time of Essence	42
9.13. Governing Law	42
9.14. Negotiated Agreement	42
9.15. Counterparts	42

(iii)

SCHEDULES
Schedule A	-	Zurich Reinsurance Treaties

Schedule B	-	Assignment Agreement

Schedule 3.2(c)	-	Equity and Ownership Interests

Schedule 3.3(c)	-	Notices; Consents

Schedule 3.4(a)	-	Financial Statements

Schedule 3.4(e)	-	Investigations

Schedule 3.4(f)	-	Examinations

Schedule 3.6	-	Title to Assets

Schedule 3.8(a)	-	Compliance with Legal Requirements

Schedule 3.8(b)	-	Government Authorizations

Schedule 3.9(a)	-	Legal Proceedings

Schedule 3.10(a)	-	Material Contracts

Schedule 3.10(b)	-	Enforceability of Material Contracts

Schedule 3.11	-	Insurance Coverage

Schedule 3.14	-	Bank Accounts

Schedule 3.17	-	Indebtedness

Schedule 3.18	-	Absence of Certain Changes

Schedule 3.19	-	Seller’s Approvals

Schedule 3.20	-	Leased Real Property

Schedule 3.24	-	Reinsurance Treaties

Schedule 3.27	-	Extended Reporting Policies

Schedule 3.28	-	Real Estate Environmental Liability and Lender Environmental Collateral Protection

(iv)

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is made as of the 9th day of December, 2010, by and among EASTERN ATLANTIC HOLDINGS LTD., a Cayman Islands corporation (“Purchaser”), EASTERN INSURANCE HOLDINGS, INC., a Pennsylvania corporation (“EIHI”), and EASTERN RE LTD., SPC, a segregated portfolio cell reinsurance company domiciled in the Cayman Islands (“Seller”).

BACKGROUND

A. Seller assumed and agreed to reinsure certain business (the “Business”) pursuant to and in accordance with the terms and conditions of certain quota share reinsurance treaties, true and correct copies of which (including all amendments and addenda thereto) are attached hereto as Schedule A (the “Zurich Reinsurance Treaties”), with Zurich American Insurance Company and its related and affiliated companies (“Zurich”).

B. Seller assigned and transferred to Eastern Atlantic RE., a Cayman Islands reinsurance company (the “Company”), certain assets and liabilities of Seller related to the Business (the “Zurich Asset Transfer”), pursuant to an Assignment, Assumption and Consent Agreement, by and among Seller, the Company and Zurich dated October 27, 2010 (the “Assignment Agreement”), an executed copy of which is attached hereto as Schedule B.

C. In connection with the Zurich Asset Transfer, Seller transferred cash and securities in the amount of $48,269,000 to the Company. Subject to the terms and conditions of this Agreement, Purchaser has agreed to pay a Purchase Price of cash in the amount of $2,300,000 for the Company, which as of the Closing Date will have the assets and liabilities set forth in the Company Opening Balance Sheet (as defined below).

D. Seller owns all of the issued and outstanding shares of the Company (collectively, the “Shares”).

E. Purchaser desires to purchase from Seller, and Seller desires to sell and transfer to Purchaser, all of the Shares on the terms and subject to the conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, agreements, representations, and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound, hereby agree as follows:

1. DEFINITIONS; GENERAL PROVISIONS

1.1. Definitions. For purposes of this Agreement and the Exhibits and Schedules attached hereto, the following terms shall have the meanings specified or referred to below, unless the context otherwise requires:

1.1.1 “Acquisition Proposal” - as defined in Section 5.4(a).

1.1.2 “Affiliate” - with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the specified Person.

1.1.3 “Agreement” - this Stock Purchase Agreement, including all amendments hereof and all Exhibits and Schedules hereto.

1.1.4 “Assignment Agreement” - as defined in Paragraph B of the Background of this Agreement.

1.1.5 “Books and Records” - means the books of account, minute books, stock record books and other records of the Company and the books of account, minute books, stock record books and other records of Seller to the extent they relate to the Business.

1.1.6 “Business” - as defined in Paragraph A of the Background of this Agreement.

1.1.7 “Business Lease” - as defined in Section 3.20.

1.1.8 “Claim Notice” - as defined in Section 7.5(a).

1.1.9 “Closing” - the completion of the Contemplated Transactions pursuant to Section 2.4.

1.1.10 “Closing Date” - the date and time as of which the Closing actually takes place.

1.1.11 “Commutation Proposal” - as defined in Section 5.4(a).

1.1.12 “Company” - as defined in Paragraph B of the Background of this Agreement.

1.1.13 “Company Assets” - as defined in Section 3.6.

1.1.14 “Company Opening Balance Sheet” - as defined in Section 3.4(a).

1.1.15 “Confidentiality Agreement” - the confidentiality agreement between Seller and Dowling Advisors, an Affiliate of Purchaser, dated May 1, 2009.

1.1.16 “Consent” - any approval, consent, ratification, waiver, or other authorization or release (including any Governmental Authorization).

1.1.17 “Contemplated Transactions” - collectively, all of the transactions contemplated by this Agreement and the Related Agreements.

1.1.18 “Contingent Profit Share Payment” - as defined in Section 2.5(a).

1.1.19 “Damages” - any and all claims, Liabilities, obligations, losses, damages, deficiencies, assessments, Encumbrances, judgments, settlements, penalties, interest and costs and expenses (including, without limitation, reasonable attorneys’ and accountants’ fees and costs and expenses incurred in investigating, preparing, defending against, or prosecuting any litigation, claim, action, suit, or other Proceeding or demand); provided, however, that in no event will “Damages” include lost profits (including damages measured by a multiple of earnings) or any other consequential, indirect, incidental, exemplary, special or punitive damages, except for punitive damages awarded in Third Party Claims.

1.1.20 “Debtor Relief Laws” - collectively, any bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally.

1.1.21 “Deductible” - as defined in Section 7.4(a).

1.1.22 “Dollars” and “$” - dollars constituting legal tender for the payment of public and private debts in the United States of America.

1.1.23 “EIHI Remaining Net Incurred Amount” - the net incurred outstanding loss and loss adjustment expenses, including IBNR, recorded by EIHI for financial statement purposes related to the Zurich Reinsurance Treaties as of the date hereof, which is $29,978,000. For clarification, the calculation of EIHI Remaining Net Incurred Amount uses paid loss data from the June 30, 2010 Zurich Quarterly Statements due to a lag in reporting.

1.1.24 “Employee Benefit Arrangement” - (a) any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not it is subject to ERISA, or (b) any other employment agreement or consulting agreement, retirement or deferred compensation plan, incentive compensation plan, stock plan, retention plan or agreement, unemployment compensation plan, vacation pay, change in control, severance pay, bonus or benefit arrangement, insurance or hospitalization program or any fringe benefit arrangements for any current or former employee, director, consultant or agent, whether pursuant to contract, arrangement, custom or informal understanding.

1.1.25 “Encumbrance” - any charge, claim, equitable interest, lien, option, pledge, security interest, right of first refusal, restriction, covenant, easement, license, lease, mortgage, obligation, assessment, adverse claim, condition, commitment, warrant, demand, encumbrance, purchase right, title defect or imperfection or right of third parties or restrictions of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

1.1.26 “Environmental Condition” - any action, omission, event, condition or circumstance, including, without limitation, the presence of any hazardous substances, with respect to which does or reasonably could (i) require assessment, investigation, abatement, correction, removal or remediation pursuant to any Environmental Law, (ii) give rise to any obligation or liability of any nature (whether civil or criminal, arising under a theory of negligence or strict liability, or otherwise) pursuant to any Environmental Law, (iii) create or constitute a public or private nuisance or trespass, or (iv) constitute a violation of or non-compliance with any Environmental Law, including, without limitation, Environmental Laws requiring the acquisition of and compliance with the terms of permits, licenses, approvals, consents and authorizations issued by any Governmental Body.

1.1.27 “Environmental Law” - any Applicable Law primarily intended for the protection of the environment, including but not limited to laws which regulate, establish standards, or concern liability with respect to natural resources, safety, or health of humans or other organisms, including the manufacture, distribution in commerce, and use of hazardous substances, but excluding laws establishing crimes against the person (except for laws imposing criminal sanctions for knowing or reckless endangerment of persons caused by Environmental Conditions), food and drug laws, laws regulating the provision of health care and laws regulating the professions.

1.1.28 “ERISA” - the Employee Retirement Income Security Act of 1974, as amended.

1.1.29 “ERISA Plan” - an employee benefit plan as defined in Section 3(3) of ERISA.

1.1.30 “Fundamental Representations and Warranties” – as defined in Section 7.1.

1.1.31 “GAAP” - generally accepted accounting principles in the United States, consistently applied.

1.1.32 “Governmental Authorization” - any Consent, license or permit issued, granted or given by or under the authority of any Governmental Body or pursuant to any Legal Requirement, including any Insurance Laws.

1.1.33 “Governmental Body” - any governmental or quasi-governmental entity or authority of any nature, whether federal, state, local or foreign, including any Insurance Regulators, agency, regulatory body, court or commission or other governmental authority or instrumentality, arbitral tribunal or industry self-regulatory organization.

1.1.34 “IBNR” - losses incurred but not reported.

1.1.35 “Indebtedness” - means, with respect to a Person without duplication, all indebtedness of such Person of any nature, including (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services, (c) all obligations evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (e) all obligations under leases that have been or should be recorded as capital leases, to the extent required to be so recorded, and (f) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities.

1.1.36 “Indemnification Cap” - as defined in Section 7.4(b).

1.1.37 “Indemnified Party” - as defined in Section 7.5(a).

1.1.38 “Indemnifying Party” - as defined in Section 7.5(a).

1.1.39 “Independent Accountant” - ad defined in Section 8.2(e).

1.1.40 “Independent Actuary” - as defined in Section 2.5(c).

1.1.41 “Insurance Laws” - all laws, rules and regulations applicable to the business of insurance and the regulation of insurance companies and insurance holding companies, whether domestic or foreign, and all applicable Orders of Governmental Bodies and market conduct recommendations resulting from market conduct examinations of Insurance Regulators.

1.1.42 “Insurance Regulators” - all Governmental Bodies regulating the business of insurance under the Insurance Laws.

1.1.43 “Knowledge” - a Person will be deemed to have “Knowledge” of a particular fact or matter if such Person is actually aware of such fact or matter or would reasonably be expected to have knowledge after reasonable inquiry; provided, however, that Seller will only be deemed to have “Knowledge” of a particular fact or matter if, after reasonable inquiry, any of Bruce Eckert, Michael Boguski, Kevin Shook or Suzanne Emmet is actually aware of such fact or matter or would reasonably be expected to have knowledge of such fact or matter; and further provided that Purchaser will only be deemed to have “Knowledge” of a particular fact or matter if, after reasonable inquiry, either of Raymond Dowling or Robert Hendel is actually aware of such fact or matter or would reasonably be expected to have knowledge of such fact or matter.

1.1.44 “Legal Requirement” - with respect to the United States or any alien jurisdiction, any federal, national, state, or local statute, law, ordinance, principle of common law, rule, regulation, statute, Order, writ, injunction, judgment, decree, directive or written interpretation of the foregoing by a Governmental Body applicable to a Person or any such Person’s Subsidiaries, properties, assets, officers, directors, employees or agents.

1.1.45 “Liability” - any Indebtedness, obligation, liability, claim, Damages, deficiency or obligation of any kind, whether fixed or unfixed, choate or inchoate, liquidated or unliquidated, known or unknown, asserted or unasserted, secured or unsecured, accrued, absolute, contingent or otherwise.

1.1.46 “Material Adverse Effect” - any event, fact, circumstance, result, change, occurrence or effect that, either individually or in the aggregate with any other event, circumstance, change, occurrence or effect, has a material and adverse effect upon the assets, liabilities, financial condition or operating results of Seller or the Company (taken as a whole) or the Business (taken as a whole); provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any adverse change, event, development, or effect arising from or relating to (i) general business or economic conditions, including interest rates, insurance premium rates and other conditions related to the Business, (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in United States generally accepted accounting principles or State Statutory Accounting Practices, (v) changes in law, rules, regulations, Orders, or other binding directives issued by any Government Body, (vi) the taking of any action contemplated by this Agreement or any of the Related Agreements, (vii) any “act of God,” including, but not limited to, weather, natural disasters and earthquakes, or (viii) changes resulting from the announcement of the execution of this Agreement or the Contemplated Transactions, (b) any existing event, occurrence, or circumstance with respect to which Purchaser or any of its directors, officers, consultants, accountants or legal counsel has Knowledge as of the date hereof, and (c) any adverse change in, effect on, or development with respect to, the Business which is cured to the reasonable satisfaction of Purchaser, by EIHI or Seller before the earlier of (x) the Closing Date or (y) the date on which this Agreement is terminated pursuant to Section 8 provided, that any item set forth in clauses (a)(i), (ii), (iii), and (iv), above will not be excluded from the determination of Material Adverse Effect to the extent, and only to the extent, that such item disproportionately adversely affects the Company, the Company’s assets or the Business as compared to other Persons engaged in the industries in which the Company and the Business operate.

1.1.47 “Material Contracts” - as defined in Section 3.10(a).

1.1.48 “Order” - any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body.

1.1.49 “Organizational Documents” - (a) with respect to a Person that is a corporation, (i) the articles or certificate of incorporation, or memorandum of association, of such Person, (ii) the bylaws or articles of association of such Person, and (iii) any other organizational or similar document pertaining to such Person, and (b) with respect to a Person that is a limited liability company, (i) the certificate of formation of such Person, (ii) the limited liability company agreement or operating agreement of such Person, and (iii) any other organizational or similar document pertaining to such Person.

1.1.50 “Person” - any individual, corporation, general or limited partnership, limited liability company, limited liability partnership, joint venture, estate, trust, association, organization, or other legal entity or Governmental Body.

1.1.51 “Proceeding” - any action, cause of action, claim, cease and desist letter, demand, citation, summons, subpoena, arbitration, audit, hearing, investigation, alleged violation of Legal Requirement, litigation or suit of any nature (whether civil, criminal, administrative, investigative or informal) in law or in equity.

1.1.52 “Profit Share Determination Date” - as defined in Section 2.5(a).

1.1.53 “Proposed Settlement” - as defined in Section 7.5(d).

1.1.54 “Purchase Price” - as defined in Section 2.1.

1.1.55 “Purchaser” - as defined in the heading to this Agreement.

1.1.56 “Purchaser Indemnitees” - as defined in Section 7.2.

1.1.57 “Regulatory Reports” - as defined in Section 3.4(d).

1.1.58 “Related Agreements” - collectively, all agreements, documents, certificates and instruments to be delivered pursuant to or in connection with this Agreement or the Contemplated Transactions, as well as all exhibits, annexes, and schedules to any of the foregoing.

1.1.59 “Remaining Net Incurred Amount” - an amount equal to the Company’s pro rata share of the net paid losses and loss adjustment expenses recorded subsequent to the date hereof. For clarification, the Remaining Net Incurred Amount is based on paid loss data per the June 30, 2010 Zurich Quarterly Statements due to a lag in reporting. As such, any ceded paid losses and loss adjustment expenses reported by Zurich after June 30, 2010 will be included in the calculation of the Remaining Net Incurred Amount.

1.1.60 “Representative” - with respect to a particular Person shall include any director, officer, employee, agent, member, manager, consultant, advisor, or other representative of such Person, including legal counsel, accountants, investment bankers and other financial advisors.

1.1.61 “Securities Exchange Act - the Securities Exchange Act of 1934, as amended, or any successor law, and any regulations promulgated thereunder.

1.1.62 “Seller” - as defined in the heading to this Agreement.

1.1.63 “Seller Financial Statements” - as defined in Section 3.4(a).

1.1.64 “Seller Indemnitees” - as defined in Section 7.3.

1.1.65 “September 30, 2010 Reserves” - the loss and loss adjustment expense reserves related to the Business and reflected on the September 30, 2010 interim balance sheet of Seller.

1.1.66 “Shares” - as defined in Paragraph D of the Background of this Agreement.

1.1.67 “Superior Proposal” - as defined in Section 5.4(c).

1.1.68 “Superior Proposal Valuation Amount” - as defined in Section 8.2(e).

1.1.69 “Target Remaining Net Incurred Amount” - the target amount of outstanding net incurred losses and loss adjustment expenses, including IBNR, as of the date hereof, negotiated by Seller and the Purchaser, which is $36,266,000. For clarification, the Target Remaining Net Incurred Amount is based on paid loss data per the June 30, 2010 Zurich Quarterly Statements due to a lag in reporting.

1.1.70 “Tax” - (including, with correlative meaning, “Taxes”) - all federal, state, county, local, foreign and other taxes, assessments, charges, duties, fees, levies, imposts or similar charges imposed by a Governmental Body, including (a) any net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, service, license, capital gains, capital stock, withholding, payroll, employment, excise, severance, stamp, social security, workers’ compensation, unemployment, occupation, premium, property, windfall profits, alternative or add on minimum tax, environmental, value added, disability, customs duty or other tax, withholding, fee, assessment or charge of any kind whatsoever and all estimated taxes, deficiency assessments, together with any interest and penalties (civil or criminal), addition to tax or additional amount imposed by any Governmental Body in connection with the determination, assessment, collection, refund, or payment of any Tax or in connection with any Tax Return, including any amendments thereto, (b) any Liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing, tax indemnity or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as transferee or successor, by contract or otherwise and (c) any transferee liability in respect of any items included within this definition of “Tax” payable by reason of contract, assumption, transferee liability, operation of law, Treasury Regulation 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under law) or otherwise.

1.1.71 “Tax Return” - any return, report, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax, including any schedules, attachments or amendments thereto.

1.1.72 “Third Party Claims” - as defined in Section 7.5(b).

1.1.73 “Threatened” - a Proceeding, claim, dispute or other matter will be deemed to have been “Threatened” with respect to any Person, if such Person has received any written or oral demand, statement or other written notice with respect to such Proceeding, claim, dispute or other matter.

1.1.74 “Zurich” - as defined in Paragraph A of the Background of this Agreement.

1.1.75 “Zurich Asset Transfer” - as defined in Paragraph B of the Background of this Agreement.

1.1.76 “Zurich Quarterly Statements” - the claims statement provided by Zurich to the Company quarterly in arrears setting forth a list of claims and Zurich’s estimate of required loss and loss adjustment case reserves and Zurich’s estimate of required IBNR reserves.

1.1.77 “Zurich Reinsurance Treaties - as defined in Paragraph A of the Background of this Agreement and attached hereto as Schedule A.

1.1.78 “Zurich Trust” - as defined in Section 6.1(g).

1.2. General Provisions; Incorporation of Background.

(a) Unless expressly provided otherwise in this Agreement, or the Related Agreements, or unless the context requires otherwise:

(i) all capitalized terms used in the Related Agreements that are defined in this Agreement shall have the respective meanings ascribed to them herein;

(ii) the singular shall include the plural, the plural shall include the singular, and the use of any gender shall include all genders; and all references to any particular party defined herein shall be deemed to refer to each and every Person defined herein as such party individually, and to all of them, collectively, jointly and severally, as though each were named wherever the applicable defined term is used;

(iii) all references to “Sections” shall be deemed to refer to the provisions of this Agreement and all references to “Schedules” and “Exhibits” shall be deemed to refer to the schedules and exhibits annexed to this Agreement;

(iv) all references to time herein shall mean Eastern Standard Time or Eastern Daylight Time, as then in effect;

(v) all references to any section (§), sections (§§), paragraphs, or other provisions of any Legal Requirement that consists of a law, ordinance, regulation, statute, or treaty, shall be deemed to include successor, amended, renumbered, and replacement provisions thereof as of the Closing Date;

(vi) the word “including” shall not limit the preceding words or terms;

(vii) the terms “hereof,” “hereby,” “hereunder,” “herein” and similar terms shall refer to this Agreement as a whole; and

(viii) the terms “party” or “parties” shall refer to EIHI, Seller and Purchaser and their respective successors and permitted assigns, individually or collectively, as the context may require.

(b) The Background provisions set forth above are hereby incorporated by reference into this Agreement and made a part hereof as if set forth in their entirety in this Section 1.2(b).

2. PURCHASE AND SALE OF SHARES; CLOSING

2.1. Purchase and Sale of Shares. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser will purchase and accept from Seller, and Seller will sell, assign, transfer, and deliver to Purchaser, all of the Shares, free and clear of any Encumbrances for an aggregate amount equal to $2,300,000 (the “Purchase Price”), payable as set forth in Section 2.2.

2.2. Purchase Price. Subject to the terms and conditions set forth in this Agreement, at Closing, Purchaser shall pay the Purchase Price to Seller (or one of its designated Affiliates) by means of Cashier’s Cheque/Banker’s Draft or by other means reasonably acceptable to Seller.

2.3. Closing Deliveries. At the Closing:

(a) EIHI and/or Seller will deliver, or cause to be delivered, to Purchaser:

(i) All of the Shares of the Company held by Seller, such transfer to be reflected on the certified Register of Members of the Company;

(ii) certified copies of resolutions duly adopted or consented to by the board of directors of EIHI and Seller, as appropriate, approving EIHI and Seller’s execution and delivery of this Agreement and any other Related Agreements to which either of them is a party; and

(iii) the original stock transfer and corporate minute books of the Company (or their equivalent), certified as such by the Secretary or Assistant Secretary of the Company.

(iv) duly executed resignations of the directors and officers of the Company, effective as of the Closing Date;

(v) copies of Consents, if any, required to be obtained by Seller in order to consummate the transactions contemplated by this Agreement;

(vi) Books and Records and any other certificates, instruments, documents and claims files related to the Business that are required to be delivered by EIHI or Seller pursuant to this Agreement or the Related Agreements in connection with the completion of the Contemplated Transactions;

(vii) a certificate of a senior executive officer of each of EIHI and Seller required by Section 6.1(j);

(viii) a good standing certificate (or its equivalent) for the Company issued by the Cayman Islands Monetary Authority, dated as of a date within 15 business days prior to the Closing Date;

(ix) Memorandum of Association, together with all amendments thereto or restatements thereof, certified by the Secretary or Assistant Secretary of the Company as of the Closing Date;

(x) copies of the Articles of Association for the Company, together with all amendments thereto or restatements thereof, certified by the Secretary or Assistant Secretary of Company as of the Closing Date; and

(xi) all Related Agreements to which EIHI, Seller, the Company or any of their respective Affiliates is or is to be a party, duly executed by EIHI, Seller, Company, or such Affiliates, as the case may be.

(b) Purchaser will deliver, or cause to be delivered, to Seller:

(i) the Purchase Price, payable in the manner described in Section 2.2;

(ii) certified copies of resolutions duly adopted or consented to by the board of directors of Purchaser approving Purchaser’s execution and delivery of this Agreement and any other Related Agreements to which it is a party;

(iii) copies of Consents, if any, required to be obtained by Purchaser in order to consummate the transactions contemplated by this Agreement;

(iv) a certificate of a director of Purchaser required by Section 6.2(h);

(v) all other certificates, instruments and documents required to be delivered by Purchaser pursuant to this Agreement or the Related Agreements in connection with the completion of the Contemplated Transactions; and

(vi) all Related Agreements to which Purchaser is or is to be a party, duly executed by Purchaser.

2.4. Closing. Unless this Agreement is terminated in accordance with Section 8, the Closing will take place at the offices of Stevens & Lee, 620 Freedom Business Center, Suite 200, King of Prussia, Pennsylvania, at 10:00 A.M. on the last business day of the month following the date that all approvals, consents and other conditions set forth in Section 6 have been obtained, waived, or satisfied (or, if contemplated to be satisfied simultaneously with the Closing, are capable of being satisfied), or at such other time, date or place as may be mutually agreed upon by Purchaser and Seller.

2.5. Contingent Profit Share.

(a) If, at the earliest to occur of (i) the expiration or extinguishment of all of the Company’s obligations under the Zurich Reinsurance Treaties, (ii) ten years from the date of Closing, or (iii) commutation of all of the Zurich Reinsurance Treaties (the “Profit Share Determination Date”), the Remaining Net Incurred Amount is less than the Target Remaining Net Incurred Amount, Purchaser shall make a payment (the “Contingent Profit Share Payment”) to Seller or one of its designated Affiliates in an amount equal to 65% multiplied by the difference between the Target Remaining Net Incurred Amount and the greater of (A) the Remaining Net Incurred Amount or (B) the EIHI Remaining Net Incurred Amount. In the event the Contingent Profit Share Payment is paid as a result of (ii) above, the Contingent Profit Share Payment calculation will include a provision for outstanding loss and loss adjustment expenses, including IBNR, as mutually agreed upon by Purchaser and Seller.

(b) If, at the Profit Share Determination Date, the Remaining Net Incurred Amount is equal to or greater than the Target Remaining Net Incurred Amount, Purchaser shall not be obligated to make a Contingent Profit Share Payment to Seller, nor shall Seller or any of its Affiliates be required to make any payment to Purchaser pursuant to this Section 2.5.

(c) If, at the Profit Share Determination Date, Seller disputes Purchaser’s valuation of the Remaining Net Incurred Amount, Seller and Purchaser shall negotiate in good faith to resolve such dispute. If such dispute remains unresolved after a period of 30 days following the date on which Seller gives Purchaser a written notice of objection, Purchaser shall engage a nationally recognized independent actuarial firm (the “Independent Actuary”), that (A) does not have a conflict of interest with respect to such engagement that is not waived by the parties and (B) is mutually acceptable to Purchaser and Seller, to resolve any remaining dispute regarding the amount of the Remaining Net Incurred Amount. When acting pursuant to this Agreement, the Independent Actuary shall be entitled to all of the privileges and immunities of an arbitrator. The Independent Actuary will act as an arbitrator to determine only those issues pertaining to the Remaining Net Incurred Amount as to which Seller has disagreed in the notice of objection duly delivered by Seller to Purchaser pursuant to this sub-section that are disputed by Purchaser. Purchaser and Seller shall deliver written briefs in support of their positions to the Independent Actuary and to one another within 20 business days after the matter is submitted to the Independent Actuary. Purchaser and Seller shall use their commercially reasonable efforts to cause the Independent Actuary to issue its written determination regarding all disputed items within thirty days after such items are submitted for review. In no event may the Independent Actuary’s determination of disputed items be for an amount that is outside of the range of Purchaser’s and Seller’s disagreement. The final determination of the Independent Actuary respecting the amount of the Remaining Net Incurred Amount will be final, binding and conclusive on Purchaser and Seller. The fees, costs and expenses of the Independent Actuary will be borne equally by Purchaser and Seller.

(d) All commutation payments shall be included in the calculation of the Remaining Net Incurred Amount, and Seller agrees to abide by any commutation terms negotiated by Purchaser after the Closing Date.

(e) Purchaser or the Company shall pay the Contingent Profit Share Payment on the earlier of (i) 60 days following final determination of the Remaining Net Incurred Amount or (ii) 15 days following receipt of any regulatory approval sought from any Insurance Regulator in connection with making such payment.

(f) Purchaser agrees that in no event will EIHI or Seller, or any of their Affiliates (other than the Company), have any payment or reimbursement obligation to Purchaser after Closing with respect to adverse development relating to losses, loss adjustment expense or IBNR or for similar related obligations with respect to the Business, and that the only obligations of EIHI or Seller to Purchaser after the date hereof shall be as expressly provided for in this Agreement.

2.6. Federal Excise Tax Recovery. In connection with the quota share reinsurance treaty between Zurich and Seller effective July 1, 1999 through July 1, 2004, Seller believes Zurich improperly withheld Federal Excise Taxes in connection with its ceding commissions. Seller is in the process of seeking to recover from Zurich the amount of such Federal Excise Taxes improperly withheld. Purchaser agrees that EIHI shall be entitled to retain 100% of any cash payments agreed in writing to be made by Zurich with respect thereto on or before the Closing Date, and 65% of any such payments agreed in writing to be made by Zurich after the Closing Date.

3. REPRESENTATIONS AND WARRANTIES OF SELLER

Each of EIHI and Seller hereby represents and warrants to Purchaser as of the date hereof and, upon the occurrence of the Closing, as of the Closing Date, as follows:

3.1. Organization, Good Standing, and Foreign Qualification. Seller and the Company are corporations duly organized, validly existing, and in good standing under the laws of the Cayman Islands, and each of them has all requisite corporate power and authority to carry on its business as now and heretofore conducted and to own and use the property and assets that it owns and uses. Each of Seller and the Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which either the ownership or use of the properties or assets owned or used by it, or the nature of the activities conducted by it, requires such qualification. EIHI is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Seller has made available to Purchaser complete, accurate and current copies of the Organizational Documents of the Company, in each case as amended as of the date of this Agreement. The stock transfer books of the Company are, and the minutes and similar records of the Company are, in all material respects, complete, accurate and current. Copies of such transfer books, minutes and similar records have heretofore been made available by Seller to Purchaser.

3.2. Capitalization; No Subsidiaries.

(a) The capital of the Company is $50,000 divided into 50,000 shares of a nominal or par value of $1.00 per share. The Company has one share issued and outstanding and owned by Seller.

(b) All of the Shares are duly authorized, validly issued and outstanding, fully paid and non-assessable. There are no shares of the Company reserved for any purpose. Seller owns the Shares beneficially and of record, free and clear of all Encumbrances, other than restrictions on subsequent transfer of such Shares as may be imposed generally under any applicable state and federal securities and insurance laws. None of the outstanding shares of capital stock of the Company were issued in violation of any preemptive (or similar) right, the Organizational Documents of the Company or any Legal Requirement. Except for the Contemplated Transactions, neither Seller nor the Company has any commitment or obligation to redeem, buy, issue, deliver or sell any ordinary shares or any securities or obligations convertible into or exchangeable for, or giving any Person any right to put, or subscribe for, purchase or otherwise acquire from the Company or Seller, any shares of the Company, and no such securities or obligations are issued or outstanding. There are no (i) securities convertible into or exchangeable for shares of the Company, (ii) options, warrants, stock awards or other rights to purchase or subscribe for the shares or other securities of the Company or securities which are convertible into or exchangeable for shares or other securities of the Company, or (iii) contracts, commitments, agreements, understandings or arrangements of any kind, or stock option, equity incentive or similar plans relating to the issuance, sale or transfer of any shares or other equity securities of the Company, any such convertible or exchangeable securities or any such options, warrants or other rights. There are no voting trusts or other agreements or understandings to which EIHI, Seller or Company is a party with respect to the voting of the equity interests of the Company. The sale and delivery of the Shares as provided for in this Agreement is not subject to any preemptive right or right of first refusal or other right or restriction. At Closing, Purchaser will acquire the Shares, free and clear of all Encumbrances, other than restrictions on subsequent transfer of such Shares as may be imposed generally under any applicable Legal Requirement.

(c) The Company does not (i) own directly or indirectly, whether beneficially or of record, any capital stock or other equity securities of any Person, or (ii) have any direct or indirect equity or other ownership interest or investment in any Person or business, except for equity interests owned as investments in the ordinary course of business.

3.3. Authority; No Conflict.

(a) Each of EIHI and Seller has full corporate power and authority to execute and deliver this Agreement and the Related Agreements to which each of them is a party and to perform each of its obligations hereunder and thereunder. The execution and delivery by EIHI and Seller of this Agreement and the other Related Agreements to which either of them is or will be a party and the consummation of the Contemplated Transactions have been duly authorized by all requisite corporate action on the part of EIHI and Seller. This Agreement constitutes the legal, valid, and binding obligation of EIHI and Seller, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by any Debtor Relief Laws. Upon the execution and delivery by EIHI and Seller of the Related Agreements to which either of them is a party, such Related Agreements will constitute the legal, valid, and binding obligations of EIHI and Seller, enforceable against EIHI and Seller in accordance with their respective terms, except as such enforceability may be limited by any Debtor Relief Laws.

(b) Neither the execution, delivery, and performance of this Agreement and the Related Agreements nor the completion of the Contemplated Transactions will, (i) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of the Company or Seller, (ii) assuming all regulatory and government approvals sought by the parties hereunder have been obtained, contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Company or Seller is subject, (iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel or terminate any Material Contract, or (iv) result in the imposition or creation of any Encumbrance upon or with respect to any of the Shares or any of the property or assets of the Company.

(c) Except as set forth on Schedule 3.3(c), neither Seller nor any of its Affiliates is, or will be, required to give any notice to or obtain any Consent from any Person in connection with the execution, delivery and performance of this Agreement and the Related Agreements or the completion of the Contemplated Transactions.

3.4. Financial Statements; Etc.

(a) Financial Statements. Schedule 3.4(a) contains copies of the unaudited financial statements of Seller for the nine months ended September 30, 2010 and the audited financial statements of Seller for the years ended December 31, 2007, 2008 and 2009, together with all exhibits, schedules, amendments, supplements or notes thereto and any affirmations or certifications filed therewith (collectively, the “Seller Financial Statements”). The Seller Financial Statements (i) were prepared from and are consistent with the Books and Records of Seller and were filed with the Insurance Regulator having primary jurisdiction over Seller, and (ii) have been prepared, in all material respects, in accordance with GAAP consistently applied for the periods referred to therein, except as expressly referred to in the notes, exhibits or schedules thereto. The Seller Financial Statements present fairly in all material respects the financial position and the results of operations of Seller as at the respective dates of and for the periods referred to therein in accordance with GAAP, except as expressly referred to in the notes, exhibits or schedules thereto. Schedule 3.4(a) also contains a copy of the balance sheet of the Company as of November 29, 2010 (the “Company Opening Balance Sheet”). The Company Opening Balance Sheet (i) was prepared from and is consistent with the Books and Records of Seller and the Company, (ii) was prepared in accordance with GAAP, and (iii) presents fairly in all material respects the financial position of the Company as at November 29, 2010, and includes all assets and Liabilities of the Company.

(b) Undisclosed Liabilities. Except for (i) Liabilities arising out of the Zurich Reinsurance Treaties or Zurich Trust and subject to Section 2.5(f) regarding the absence of obligations with respect to adverse development, (ii) Liabilities specifically reflected as to nature and amount in the Seller Financial Statements, including the notes, exhibits or schedules thereto, or (iii) Liabilities incurred in the ordinary course of business and consistent with Seller’s past practice since the date of the most recent Seller Financial Statements, Seller and the Company, after giving effect to the Assignment Agreement and the transactions contemplated thereby, do not have any material Liability or obligation of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due. As of the Closing Date, the Company will have no Liabilities, whether for insurance losses or otherwise, except for Liabilities arising out of the Zurich Reinsurance Treaties or Zurich Trust, or arising in the ordinary course of business and consistent with Seller’s past practice.

(c) EIHI Claims Audit. EIHI reviewed the claim file with respect to each claim as to which Seller has received a notice of claim under the Zurich Reinsurance Treaties. As a result of this review, EIHI estimated the ultimate loss with respect to such claim. EIHI then compared its estimate of ultimate loss against the existing case reserve established by Zurich. The difference between EIHI’s estimate of ultimate loss and its pro rata share of the Zurich case reserve, if any, was recorded by EIHI as additional IBNR reserve. The results of the above claims audit were used to determine the September 30, 2010 Reserves.

(d) Regulatory Reports. Seller and the Company (i) have filed all reports and statements, documents, registrations, filings and submissions together with all amendments and supplements thereto, required to be filed with any Insurance Regulator under the Insurance Laws (collectively, the “Regulatory Reports”), and (ii) have paid all fees and assessments due and payable under the Insurance Laws. All such Regulatory Reports are in material compliance (and complied at the relevant time) with Legal Requirements and, to the Knowledge of Seller, no deficiencies have been asserted in writing by any Governmental Body with respect to such Regulatory Reports that have not been remedied.

(e) Investigations. Except as set forth on Schedule 3.4(e), no Insurance Regulators have initiated any Proceeding inquiring into the business or operations of Seller or the Company. There is no unresolved Proceeding initiated by any Insurance Regulators with respect to Seller or the Company.

(f) Examinations. The Company has not been subject to any regulatory examination. Schedule 3.4(f) lists all financial examinations that any Insurance Regulator has conducted with respect to Seller. Seller has made available to Purchaser correct and complete copies of all reports issued by the applicable Insurance Regulator with respect to the financial examinations identified on Schedule 3.4(f). To the Knowledge of Seller, all deficiencies or violations noted in the examination reports described above have been resolved to the satisfaction of the Governmental Body that noted such deficiencies or violations. There are no regulatory examinations of Seller or the Company currently in process.

3.5. Books and Records. The Books and Records, including books of account, minute books, stock record books, and other records of Seller and the Company are complete and correct in all material respects and have been maintained in all material respects in accordance with sound business practices and applicable Legal Requirements.

3.6. Title To Assets. Seller has good title to all of the assets reflected in its most recent Seller Financial Statements, or acquired since such date, free and clear of all Encumbrances. As of Closing, the Company will have good and marketable title to all of the assets reflected on the Company Opening Balance Sheet (the “Company Assets”) free and clear of all Encumbrances, except to the extent that the use of such assets may be restricted by their use as collateral for the Zurich Trust. None of the Company Assets is subject to any Encumbrance. None of the Company Assets is currently in default in the payment of principal or interest, and, to the Knowledge of the Seller and the Company, no event has occurred which reasonably would be expected to result in a diminution of the value of any security owned by the Company. The Company owns and possesses, or licenses, leases or has the right to use (and will own and possess, or license, lease or have the right to use) all assets and contractual rights necessary for the conduct of its business and operations as of the date hereof and as of the Closing Date in a manner consistent with past practice. Schedule 3.6 sets forth a complete and correct list of all equipment, fixtures, improvements and other tangible assets of the Company having a book or fair market value in excess of ten thousand dollars ($10,000) including the date of acquisition, original cost and book value. There are no defects in any such capital assets as to title or condition (ordinary wear and tear excluded).

3.7. Taxes.

(a) (i) Seller and the Company have timely filed or caused to be timely filed with the appropriate Governmental Body or other authority responsible for the administration of any Tax, and in accordance with all applicable Legal Requirements, all Tax Returns required to be filed by or on behalf of Seller and the Company on or before the Closing Date (taking into account any valid extensions of time for filing), and Seller and the Company have timely paid in full or caused to be timely paid in full and in accordance with all applicable Legal Requirements all Taxes due and payable by Seller and the Company on or before the Closing Date (whether or not shown as due and payable on any Tax Return), (ii) all such Tax Returns are true, correct and complete in all material respects and (iii) there are no liens for Taxes upon Seller, the Company or their respective assets.

(b) There is no Proceeding or Order now pending against Seller or the Company in respect of any Tax, and no written notification of an intention to examine or written notice of deficiency or proposed adjustment for any amount of any Tax of Seller or the Company has been received by Seller or the Company from any Governmental Body. To the Knowledge of Seller, no claim has been made by a Governmental Body in a jurisdiction where Seller or the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There has been no audit commenced against Seller or the Company regarding Taxes, and no deficiency for any Taxes payable by, or relating to the income, assets, properties, activities or operations of Seller or the Company has been asserted or assessed by any Governmental Body in writing pursuant to any examination, investigation, suit, Proceeding, claim or otherwise.

(c) Neither Seller nor the Company is (i) the subject of a Tax ruling that would have continuing effect after the Closing, (ii) the subject of a closing agreement with any Governmental Body that would have continuing effect after the Closing, or (iii) subject to a power of attorney with respect to any Tax matters that would have continuing effect after the Closing.

(d) (i) No election under Section 953(d) of the Internal Revenue Code of 1986, as amended (the “Code”), has been made with respect to the Company, (ii) the Company has not been included in any consolidated tax return that has been filed by any other person and (iii) the Company is not engaged in a United States trade or business within the meaning of Section 882 of the Code.

3.8. Compliance with Certain Legal Requirements.

(a) Except as set forth in Schedule 3.8(a), Seller and the Company have complied in all material respects with all applicable Legal Requirements, and have not received any written notice from any Governmental Body or any other Person regarding any actual, alleged, or potential material violation of, or failure to comply with, any applicable Legal Requirement.

(b) Except as set forth on Schedule 3.8(b), Seller and the Company hold all Governmental Authorizations required under applicable Legal Requirements to permit each of them to operate their business in the manner in which it is currently conducted, and each such Governmental Authorization is valid and in full force and effect.

3.9. Legal Proceedings; Orders.

(a) Except as (i) set forth in Schedule 3.9(a) or (ii) Proceedings constituting claims under insurance policies that are reinsured by the Zurich Reinsurance Treaties arising in the ordinary course of business, there are no pending, or to the Knowledge of Seller or Company, Threatened, Proceedings arising against, relating to or affecting Seller in connection with the Business or Company or any Proceeding challenging the validity or propriety of, or that would have the effect of preventing, materially delaying or rendering illegal any of the Contemplated Transactions.

(b) There are no Orders to which Seller or the Company is subject.

(c) No attachments, executions, assignments for the benefit of creditors, receiverships, conservatorships, or voluntary or involuntary proceedings in bankruptcy or actions pursuant to any other Debtor Relief Laws are pending against the Company or Seller.

3.10. Material Contracts.

(a) Schedule 3.10(a) sets forth a complete and accurate list of all material agreements, contracts and commitments to which Seller or the Company is a party, or by which Seller or the Company or their properties or assets are bound, of the type described below (“Material Contracts”), and EIHI and Seller have made available to Purchaser for its review true and complete copies of:

(i) the Zurich Reinsurance Treaties;

(ii) the Assignment Agreement;

(iii) each contract, agreement or commitment relating to the Business that requires the payment or receipt after the Closing Date of amounts in excess of $25,000;

(iv) each joint venture, partnership, limited liability or other similar agreements involving a sharing of profits, losses, costs, or Liabilities by the Company with any other Person;

(v) each contract, agreement or commitment containing covenants of Seller or the Company not to compete in any line of business or in any geographical area;

(vi) each contract, agreement or commitment entered into by Seller or the Company with any broker, agent or other Representative of Seller or the Company relating to the Business;

(vii) each contract, agreement or commitment with another insurance company, managing general agent, underwriting manager or any other Person relating to the Business, pursuant to which Seller or the Company has delegated underwriting and/or claims settlement authority;

(viii) each contract, agreement or commitment relating to the lending or borrowing of money, including loan agreements, guarantees, performance bonds, letters of credit, and similar instruments or arrangements, and any security agreement or other agreement relating thereto pursuant to which any Encumbrance is created with respect to the Company or its assets as security for its obligations with respect to any such borrowed money;

(ix) each contract, agreement or commitment with a Governmental Body; and

(x) each amendment, supplement, and modification in respect of any of the contracts, agreements or commitments identified in clauses (i) through (ix) of this Section 3.10(a).

(b) Except as set forth on Schedule 3.10(b), (i) each Material Contract is and at the Closing Date will be in full force and effect and is, and at the Closing Date will be, valid and enforceable against Seller or the Company, as applicable, in accordance with its terms, (ii) each of Seller and the Company, as applicable, has complied in all material respects with all applicable terms and requirements of each Material Contract, and (iii) neither Seller nor the Company has received from any Person that is a party to any Material Contract any written notice that any such Person intends to terminate any Material Contract.

3.11. Insurance Coverage. Schedule 3.11 contains a list of each insurance policy maintained by the Company or any of its Affiliates with respect to the properties, assets and business of the Company, and any pending material claims under such policies. As of the date of this Agreement, the Company has no claims under review, in dispute or unpaid by any Person providing insurance coverage to the Company. Each policy of insurance identified on Schedule 3.11 is in full force and effect. To the Knowledge of Seller, the insurance policies set forth on Schedule 3.11 are customary and reasonable in scope and amount of coverage for businesses of similar size that are engaged in the same line of business of Seller and the Company, as applicable.

3.12. Absence of Other Insurance Business and Insurance Reserves. The Company has not, is not, and as of Closing will not be, engaged in any business other than the Business. As of Closing, the Company will not carry any loss or loss adjustment expense reserves other than reserves related to the Zurich Reinsurance Treaties and will not have any obligations or commitments other than those related to the Zurich Reinsurance Treaties.

3.13. Brokers or Finders. Except for certain fees payable exclusively by EIHI to Towers Watson, EIHI, Seller and the Company have not incurred any obligation or Liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement or the Contemplated Transactions for which Purchaser, EIHI, Seller or the Company will directly or indirectly have any Liability.

3.14. Bank Accounts. Schedule 3.14 sets forth a true, correct and complete list of all bank accounts, fiduciary accounts and safe deposit boxes of the Company and the Persons authorized to sign or otherwise act with respect thereto as of the date hereof.

3.15. Employees. There are no employees of the Company.

3.16. Employee Benefits. The Company does not sponsor, maintain or have any Liability or contingent Liability with respect to an ERISA Plan or an Employee Benefit Arrangement.

3.17. Indebtedness. Schedule 3.17 sets forth a complete and accurate list of all outstanding Indebtedness of the Company as of the date of this Agreement.

3.18. Absence of Certain Changes and Events. Except as stated in Schedule 3.18 or as expressly contemplated by this Agreement, since September 30, 2010, each of Seller (with respect to the Business) and the Company has conducted the Business in the ordinary course consistent with past practice, there has not been any change, event or circumstance with respect to the Company or the Business which has had or may reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and neither the Seller nor the Company has (without limitation):

(a) Paid any bonus or extraordinary compensation to any shareholder, director or officer of the Company, or entered into any severance agreement or other contract or agreement with any shareholder, director or officer of the Company;

(b) Adopted any ERISA Plan or Employee Benefit Arrangement binding upon the Company;

(c) With respect to the Company, issued any voting securities, other than shares of capital stock issued to Seller in connection with the formation of the Company;

(d) With respect to the Company, merged with or acquired capital stock in any corporation;

(e) With respect to the Company, made any loan or advance under any loan to or guaranteed any obligation of any Person;

(f) Incurred or assumed any Indebtedness on behalf of the Company other than consistent with past practice;

(g) Made any material change in the financial, Tax, marketing, underwriting, pricing, claims, risk retention, investment principles or accounting or actuarial methods or practices employed by the Company except insofar as may have been required by law or required or permitted by a change in applicable accounting principles;

(h) Made any change in the methodology of allocating overhead or other costs to the Company by any Affiliate of the Company or otherwise made any change in the terms of any agreement or other arrangement between the Company and any Affiliate of the Company;

(i) Made any amendment to the Company’s Organizational Documents;

(j) Entered into, amended or otherwise modified any reinsurance contract affecting the Company or its Business or terminated (other than an expiration) or commuted any reinsurance contract affecting the Company or its Business;

(k) Made any payment, discharge, compromise or satisfaction of any claims, Liabilities or obligations associated with the Business or the Company other than in the ordinary course of business consistent with past practice;

(l) With respect to the Company, made or terminated any Tax election, filed any Tax ruling request or similar document or taken any Tax Return position inconsistent with past practices; or

(m) With respect to each of the Company or Seller, increased or decreased its reserves for losses (including IBNR) and loss adjustment expenses other than in the ordinary course of business in a manner consistent with past practice;

(n) Declared, set aside or paid any dividend or any other distribution in respect of the capital stock of the Company;

(o) Entered into any agreement to do any of the foregoing.

Each of the foregoing representations and warranties of this Section 3.18 excludes any changes resulting from transactions contemplated by this Agreement or the Assignment Agreement.

3.19. Seller’s Approvals. Except as set forth in Schedule 3.19, no consent, approval, non-disapproval, authorization, ruling, order of, notice to, or registration with, any Governmental Body or any person, partnership, corporation, firm, trust, or other entity is required on the part of either Seller or the Company in connection with the execution and delivery of this Agreement or the consummation by Seller, of the transactions contemplated hereby and thereby.

3.20. Real Property.

(a) Owned Real Property. The Company does not own and has never owned any direct, indirect or beneficial interest in real property.

(b) Leased Real Property. Schedule 3.20 lists any real property leased or subleased (i) to the Seller or its Affiliates and used by the Company or in connection with the Business or (ii) to or by the Company, and states the date and parties to the applicable lease or sublease (each, a “Business Lease”), true and correct copies of which have previously been provided to Purchaser (as amended or supplemented). Each Business Lease is in full force and effect and enforceable by Seller and the Company, as applicable, in accordance with its terms. Except as stated in Schedule 3.20, there are no defaults under the Business Leases by Seller, the Company or, to the Knowledge of Seller, by any other party thereto. Seller and the Company have not assigned or placed any Encumbrance upon any Business Lease and Seller or its Affiliates are in quiet possession of the properties covered by Business Leases.

3.21. Environmental Matters.

(a) The Company is not subject to any governmental order or subject to any indemnity or other agreement with any Person relating to Liabilities or obligations (contingent or otherwise) arising under Environmental Laws.

(b) Neither the Seller, with respect to any real property used in the Business or by the Company, nor the Company has received any notice alleging that it is or may be liable for any Environmental Condition at any location.

(c) Neither the Seller, with respect to any real property used in the Business or by the Company, nor the Company has received any notice alleging that it is or may be liable for any Environmental Condition at any of the properties under the Business Leases.

(d) To the Knowledge of Seller, there is not and has not been any Environmental Condition at, under or in or originating from any premises or property currently or formerly owned, leased, operated, or used by the Company or for the Business for which it has any legal responsibility.

3.22. Investment Company. Neither the Seller nor the Company is an investment company subject to registration under the Investment Company Act of 1940, as amended.

3.23. Investment Assets.

(a) All investment assets included in the Company’s portfolio are permissible investments of the Company and comply with all Legal Requirements governing admittance of assets for insurance companies.

(b) There are no defaults in the payment on any of the bonds, notes, mortgages, debentures and other evidence of Indebtedness included in the Company portfolio.

(c) Neither the Seller nor, to the Knowledge of Seller, any Person on behalf of the Seller has taken, or omitted to take, any action which would cause any of the assets included in the Company portfolio to be subject to any valid offset, defense or counterclaim against the right of the Company to enforce the terms of such assets.

3.24. Reinsurance Treaties and Assumed Reinsurance. The only reinsurance treaties to which the Company is a party are the Zurich Reinsurance Treaties, which are attached as Schedule A hereto and listed on Schedule 3.24. The Company is not in default under any of the Zurich Reinsurance Treaties, and, to the Knowledge of Seller, no third parties are in default under the Zurich Reinsurance Treaties. The Zurich Reinsurance Treaties, including amendments thereto, are in full force and effect and are enforceable by the Company in accordance with their terms.

3.25. No Limitation on Dividends. There is no directive or order issued by any Governmental Body or any commitment with any Governmental Body that restricts or limits in any manner the ability of the Company to pay dividends or make distributions with respect to its capital stock including, without limitation, undertakings, consent decrees, settlements or stipulations.

3.26. Assignment Agreement. The Assignment Agreement is binding and enforceable against each of Seller and the Company in accordance with its terms, all approvals that were required to be obtained from any Governmental Body related to the Assignment Agreement have been obtained and remain in full force and effect and each of the Seller and the Company were solvent Persons on the effective date of the Assignment Agreement.

3.27. Extended Reporting Policies. Schedule 3.27 sets forth a true, correct and complete list of all policies covered by the Zurich Reinsurance Treaties wherein the policyholders have elected pursuant to the policies to extend the period under which a claim can be reported.

3.28. Real Estate Environmental Liability and Lender Environmental Collateral Protection. Schedule 3.28 sets forth a true, correct and complete list of all Real Estate Environmental Liability and Lender Environmental Collateral Protection policies covered by Addendum 4 of the Zurich Reinsurance Treaties.

3.29. No Other Representations or Warranties. Except for the representations and warranties of EIHI and Seller set forth in this Section 3, EIHI and Seller make no other representations and warranties (whether express or implied) with respect to the subject matter of this Agreement or the Contemplated Transactions.

4. REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller, as of the date hereof and, upon the occurrence of the Closing, as of the Closing Date, as follows:

4.1. Organization and Good Standing. Purchaser is a Cayman Islands corporation duly formed, validly existing, and subsisting under the laws of the Cayman Islands and has full corporate power and authority to execute and deliver this Agreement and the Related Agreements to which Purchaser is a party and to perform Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

4.2. No Conflict.

(a) This Agreement constitutes the legal, valid, and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by Debtor Relief Laws. Upon the execution and delivery by Purchaser of the Related Agreements to which Purchaser is a party, such Related Agreements will constitute the legal, valid, and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as such enforceability may be limited by Debtor Relief Laws. Purchaser has full corporate power and authority to execute and deliver this Agreement and such Related Agreements and to perform its obligations under this Agreement and such Related Agreements.

(b) Neither Purchaser’s execution and delivery of this Agreement or the Related Agreements to which it is a party nor the completion or performance by Purchaser of any of the Contemplated Transactions will give any Person the right, or ability, to prevent, delay, or otherwise interfere with any of the Contemplated Transactions pursuant to (i) any provision of the Organizational Documents of Purchaser; (ii) any Legal Requirement or Order to which Purchaser may be subject; or (iii) any material contract, agreement or commitment to which Purchaser is a party or by which Purchaser may be bound.

(c) Except for (i) approval of the Contemplated Transactions by the shareholders and the Board of Directors of Purchaser and (ii) approval by the Cayman Islands Monetary Authority of Purchaser’s acquisition of the Company and appointment of at least two directors, neither Purchaser nor any of its Affiliates is, or will be, required to give any notice to or obtain any Consent from any Person in connection with the execution, delivery and performance of this Agreement and the Related Agreements or the completion of the Contemplated Transactions.

4.3. Due Diligence Review; No Reliance. Purchaser acknowledges that: (a) it has completed to its satisfaction its own due diligence review with respect to the Company and that it is entering into the Contemplated Transactions based on such review and, except for those specific representations and warranties made by Seller in Section 3, it is not relying upon any representation or warranty of Seller or any Affiliate or Representative thereof, express or implied, (b) it has had access to its full satisfaction to the Company and the books, records, employees and Representatives of the Company, and (c) it has had such opportunity to seek accounting, legal and other advice or information in connection with the execution and delivery of this Agreement and Related Agreements relating to the Contemplated Transactions as it has seen fit.

4.4. Certain Proceedings. There is no pending Proceeding that has been commenced against Purchaser and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To the Knowledge of Purchaser, no such Proceeding has been Threatened.

4.5. Brokers or Finders. Purchaser and its Affiliates have incurred no obligation or Liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement or any of the Contemplated Transactions for which Seller will directly or indirectly have any Liability.

4.6. Undisclosed Principals or Agents. Purchaser intends to, and will, complete the Contemplated Transactions for its own account and Purchaser is not acting as an agent, broker, or other intermediary or Representative for any undisclosed Person.

4.7. Financing. Purchaser will have available at Closing sufficient cash to pay the Purchase Price under this Agreement and to pay all related fees and expenses required to be paid by Purchaser hereunder.

4.8. Investment Representation. Purchaser (a) is acquiring the Shares as an investment, and not with a view to, or for, sale or transfer in connection with any distribution thereof, or for any sale or transfer thereof and (b) is an “accredited investor” under Regulation D of the Securities Exchange Act.

5. COVENANTS OF THE PARTIES

5.1. Covenants Regarding Taxes.

(a) Purchaser shall promptly notify Seller in writing upon receipt by the Purchaser or the Company of notice of any pending or Threatened Tax audits of or assessments against the Company for taxable periods of the Company (A) ending prior to the Closing Date or (B) with respect to which Seller may have any liability pursuant to this Agreement. Seller shall have the right, at its own expense, to control any audit or determination by any taxing authority or other Governmental Body, and contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment of Taxes for any taxable period described in the immediately preceding sentence, and Seller shall retain all rights with respect to any Tax refunds that may be due or payable with regard to any such taxable periods, except that if any such audit, determination or other proceeding could reasonably be expected to adversely affect the Purchaser or the Company on or after the Closing Date, then the Purchaser shall have the right to participate in such audit, determination or proceeding and Seller shall consult with and consider in good faith the good faith suggestions of the Company and the Purchaser, and Seller shall not settle any matter related to any such audit, determination or proceeding without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) Seller and the Purchaser will cooperate (and the Purchaser shall cause the Company to cooperate) fully, as and to the extent reasonably requested by any of them, in connection with the preparation, filing, audit, examination or litigation with respect to any Tax Return or any Taxes of EIHI, the Seller or the Company. Without limiting the generality of the foregoing, if reasonably requested by Seller, in connection with any matter referred to in this Section 5.1, the Purchaser will (A) on such terms and conditions as shall be reasonably satisfactory to the Purchaser and reduced to writing, appoint (or cause the Company to appoint) one or more representatives of EIHI or Seller (as so designated by Seller) as duly authorized officers of the Company solely for purposes of executing and filing on behalf of the Company the Tax Returns for taxable periods of the Company (A) ending prior to the Closing Date or (B) with respect to which Seller may have any liability pursuant to this Agreement, conducting any audits or examinations with respect thereto, negotiating and approving all changes or adjustments to such Tax Returns, and negotiating, approving and executing all agreements (including closing agreements) with the appropriate taxing authorities or other Governmental Bodies at the conclusion of any such audits or examinations, which shall be binding upon the Company and the Purchaser, and (B) if authorized or required by applicable Legal Requirements, join in the filing of such Tax Returns. Seller shall have sole and exclusive authority with respect to the conduct, negotiation and settlement of any such audits or examinations; provided, however, that with respect to any matters that may adversely affect the Purchaser or the Company after the Closing Date, Seller shall consult with and consider in good faith the suggestions of the Company and the Purchaser, and Seller shall not settle any such matter without the Purchaser’s consent, such consent not to be unreasonably withheld, delayed or conditioned.

(c) Each of Seller and the Purchaser, upon the request of the other party, will, at any time and from time to time, afford to the other party, or any other representatives of other party, full and complete access to the books and records of the Company (including all accounting, financial and tax records) as shall be necessary to permit Seller and the Purchaser to effectuate the provisions of this Section 5.1 and, in connection therewith, the parties will make available, or cause to be made available, to each other, such qualified personnel as the other party shall reasonably request to assist in the compilation of the information necessary to prepare and file Tax Returns as well as may be necessary to respond to any audit that may be conducted from time to time with respect to such Tax Returns.

5.2. Access. During the period commencing on the date of this Agreement and continuing through the Closing Date, EIHI and Seller will, and will cause its Representatives to, (a) afford to Purchaser and its Representatives, during normal business hours, access to the contracts, books, and records, and other documents and data of Seller and the Company, and (b) furnish Purchaser and its Representatives with copies of all such contracts, books and records, documents and data (including financial, operating, and other data and information) as Purchaser may reasonably request, all of which shall be done under the supervision of such Representatives of EIHI and Seller as may be designated by EIHI or Seller from time to time. The covenants of Seller set forth in this Section 5.2 are solely for the purposes of allowing Purchaser and its Representatives to (i) continue to familiarize itself with the Business and the related property and assets of Seller and the Company and the operation thereof and (ii) determine the accuracy of the representations and warranties of EIHI and Seller set forth herein as well as EIHI and Seller’s compliance with any of its covenants set forth herein. Any and all rights of Purchaser pursuant to this Section 5.2 shall be conditioned and contingent upon Purchaser’s full and complete compliance with the confidentiality restrictions referred to in Section 9.3.

5.3. Operation of the Business. Between the date of this Agreement and the Closing Date, unless otherwise consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Seller will, and will cause the Company to conduct the Business in the ordinary course in a manner consistent with past practice and confer with Purchaser concerning matters of a material nature. Seller shall, and shall cause the Company to use reasonable best efforts to maintain its assets and business organization. Without limiting the generality of the foregoing, or other than in the ordinary course of business during the period from the date hereof to the Closing Date, Seller shall cause the Company not (except with the consent of Purchaser) to:

(a) incur any Indebtedness for borrowed money or guarantee such Indebtedness of another or make any loans or advances of borrowed money or capital contributions to, or equity investments in, any other Person or issue or sell any debt securities, other than under existing lines of credit in the ordinary course of business;

(b) issue or sell or agree to issue or sell any additional equity interests of, or grant, confer or award any options, warrants or rights of any kind to acquire any equity interests of, the Company;

(c) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or assets comprising a business or make any material investment, either by purchase of stock or other securities, or contribution to capital, in any case, in any material amount of property or assets, in or of any other Person; provided, however, that this clause (c) shall not apply to investments in the ordinary course of business;

(d) enter into any employment agreement;

(e) change any of the material accounting principles, practices, methods or policies (including but not limited to any reserving methods, practices or policies), except as may be required by Legal Requirement or GAAP (as appropriate);

(f) alter, amend or otherwise change its Organizational Documents;

(g) make any change in annual Tax accounting period; make any change in or adopt any method of Tax accounting; make any amendment of any Tax Returns or filing of any claims for Tax refunds; enter into any closing agreement, Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement; enter into any settlement or compromise of any Tax claim, audit, notice or assessment; extend or waive any statute of limitations period applicable to any Tax claim or assessment or any right to claim a Tax refund; or surrender any offset or other reduction in Tax liability, in each case specific to or affecting the Company;

(h) make any material change in its actuarial, underwriting, claims management, pricing, reserving or reinsurance practices; or

(i) agree in writing or otherwise to take any of the actions described in clauses (a) through (h) of this Section 5.3.

5.4. Acquisition Proposals.

(a) EIHI and Seller agree that EIHI, Seller, the Company and each of their respective officers, employees and directors shall not, and none of their Representatives (including any retained investment banker, attorney or accountant) shall be authorized to, directly or indirectly: (i) initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to (A) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or Seller, in a single transaction or series of related transactions, or any issuance or sale of, or tender or exchange offer for, in a single transaction or series of related transactions, its voting securities that, if consummated, would result in any Person (or the shareholders of such Person) beneficially owning securities representing 50% or more of the total voting power of Seller or the Company (or of the surviving parent entity in such transaction) or 50% or more of the assets of Seller or the Company (any such proposal or offer (other than a proposal or offer made by Purchaser) being hereinafter referred as an “Acquisition Proposal”), or (B) a proposal from Zurich to commute the Zurich Reinsurance Treaties or an Acquisition Proposal from Zurich (collectively, a “Commutation Proposal”); (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal or a Commutation Proposal, or engage in any negotiations concerning an Acquisition Proposal or a Commutation Proposal, or knowingly facilitate any effort or attempt by any person to make or implement an Acquisition Proposal, or a Commutation Proposal; (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or a Commutation Proposal; or (iv) approve or recommend, or publicly propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or a Commutation Proposal or publicly propose or agree to do any of the foregoing. Notwithstanding the foregoing, following execution of this Agreement, EIHI or Seller, as applicable, shall be permitted to do the following, which actions shall not be considered a solicitation or otherwise violate the terms of this Section 5.4(a): (1) file a Form 8-K with the Securities and Exchange Commission announcing this transaction, as required by federal securities laws, (2) deliver a copy of the Form 8-K to Zurich, as required, to notify them of the change in control of the Company, and (3) continue to do business with Zurich in the ordinary course of business consistent with past practice with respect to claims under the Zurich Reinsurance Treaties.

(b) Notwithstanding anything in this Agreement to the contrary, if EIHI’s Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, in response to (i) an Acquisition Proposal that was not solicited in violation of Section 5.4(a) or (ii) a Commutation Proposal that was not solicited in violation of Section 5.4(a), that such Acquisition Proposal or Commutation Proposal is a Superior Proposal, EIHI or Seller may terminate this Agreement; provided, however, that neither EIHI nor Seller shall be permitted to exercise their right to terminate this Agreement pursuant to this Section 5.4 until after 72 hours following the provision of written notice to Purchaser advising Purchaser that EIHI’s Board of Directors intends to cause EIHI and Seller to accept such Superior Proposal, specifying the material terms and conditions of the Superior Proposal, during which time EIHI and Seller shall negotiate in good faith with Purchaser to make such adjustments in the terms and conditions of this Agreement as would enable EIHI and Seller to proceed with the transactions contemplated by this Agreement if and to the extent Purchaser elects to make any such adjustments. Purchaser may terminate this Agreement upon receipt of notice from EIHI or Seller that EIHI’s Board of Directors intends to cause EIHI and Seller to accept a Superior Proposal as set forth above.

(c) For purposes of this Agreement, “Superior Proposal” with respect to EIHI and Seller means (i) a bona fide written Acquisition Proposal involving, or any purchase or acquisition of, all or substantially all of the voting power of the capital stock of Seller or the Company or all or substantially all of the consolidated assets of Seller or the Company, for cash and/or readily marketable securities, or (ii) a bona fide written Commutation Proposal, which such Acquisition Proposal or Commutation Proposal the Board of Directors of EIHI concludes in good faith, after consultation with its financial advisors and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the Acquisition Proposal or Commutation Proposal is more favorable to EIHI and Seller from a financial point of view than the transactions contemplated by this Agreement.

(d) EIHI and Seller will immediately cease and cause to be terminated any activities, discussions, or negotiations conducted before the date of this Agreement with any persons other than Purchaser with respect to any Acquisition Proposal or Commutation Proposal. EIHI and Seller will promptly (within one Business Day) following the receipt of an Acquisition

Proposal or Commutation Proposal, or of any inquiry that could reasonably be expected to lead to an Acquisition Proposal or Commutation Proposal, advise Purchaser of the material terms thereof and will keep Purchaser reasonably apprised of any material developments related thereto.

5.5. Mutual Covenants Regarding Governmental Authorizations and Other Consents.

(a) As promptly as practicable after the date of this Agreement, Seller will, and will cause the Company to, make all filings which are required under Legal Requirements to be made by Seller or the Company in order to complete the Contemplated Transactions, including all filings required by the Insurance Regulators. As promptly as practicable after the date of this Agreement, Purchaser will, and will cause each of its Affiliates to, make all filings required by Legal Requirements to be made by them to complete the Contemplated Transactions, including all filings required by the Insurance Regulators.

(b) If any Material Contract to which Seller or the Company is a party requires the Consent of any Person that is a party thereto to any of the Contemplated Transactions, Seller will, and will cause the Company to, with Purchaser’s cooperation, use commercially reasonable efforts to obtain from such Persons written Consents to such Contemplated Transactions; provided, however, that (i) neither Seller nor any of its Affiliates shall be obligated to make any payment or pay any other penalty or sum to any such Person in order to obtain such Consents, and (ii) neither Seller nor any of its Affiliates shall have any liability to Purchaser or any of the other Purchaser Indemnitees for any Damages sustained by Purchaser or the other Purchaser Indemnitees as a result of the failure to obtain any such Consents or any other Consents identified or referred to in any of the Schedules.

(c) Between the date of this Agreement and the Closing Date, (i) Seller will, and will cause each of its Affiliates to, cooperate with Purchaser with respect to all filings that Purchaser is required by Legal Requirements to make in connection with the Contemplated Transactions and (ii) Purchaser will, and will cause each Affiliate of Purchaser to, (A) cooperate with Seller and any of its Affiliates with respect to all filings that Seller or any of its Affiliates is required by Legal Requirements to make in connection with the Contemplated Transactions, and (B) cooperate with Seller and its Affiliates in obtaining all of the Consents identified on Schedule 3.3(c).

5.6. Supplementation and Correction and Information. Between the date hereof and the Closing Date, each of EIHI and Seller, on the one hand, and Purchaser, on the other hand, shall promptly notify the other party of the occurrence or non-occurrence of any event or the existence of any condition that has resulted in or that is reasonably likely to result in the failure of any condition to the Closing or that indicates that any of the representations and warranties contained in this Agreement or the Related Agreements will not be, or are not, true and accurate; provided, however, that in each case, such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or any failure of a condition to Closing, or to otherwise limit or affect in any way the remedies available hereunder to any party receiving such notice.

5.7. Transfer of Books and Records and Records Retention. On the Closing Date, Seller shall deliver to the Company all books and records of the Company in the possession of Seller or any of its Affiliates or service providers (other than the Company). For a period of seven (7) years after the Closing Date, Purchaser shall afford to EIHI and Seller reasonable access to, and Purchaser shall retain and shall not destroy, all of the books, records, Governmental Authorizations, Tax Returns, reports, data, materials, and documents which relate to the Business prior to the Closing Date for purposes of preparing Tax Returns and any audit thereof, or for any other proper business purpose.

5.8. Related Agreements. Seller shall, and shall cause each of its Affiliates to, execute and deliver at the Closing each of the Related Agreements to which it is a party and each other agreement, document or instrument which is necessary to effect the transactions provided for in this Agreement or the Related Agreements. All changes to the forms of Related Agreements between signing of this Agreement and Closing require the written consent of all parties thereto.

6. CONDITIONS TO CLOSING

6.1. Conditions Precedent to Purchaser’s Obligation to Close. The obligation of Purchaser to discharge and pay the Purchase Price and to take the other actions required to be taken by Purchaser at the Closing to complete the Contemplated Transactions is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part to the extent permitted by Legal Requirement):

(a) Accuracy of Representations and Warranties. Without giving effect to any notice provided by EIHI or Seller pursuant to Section 5.6, all of the representations and warranties of EIHI and Seller set forth in this Agreement and any Related Agreement, shall have been true and accurate in all material respects (except for those representations and warranties which by their terms are subject to materiality or Material Adverse Effect qualifications, which representations and warranties shall be true and accurate in all respects) as of the date of this Agreement, and shall be true and accurate in all material respects (except for those representations and warranties which by their terms are subject to materiality or Material Adverse Effect qualifications, which representations and warranties shall be true and accurate in all respects) as of the Closing Date as if made on the Closing Date (in each case other than such representations and warranties as are made of another date, which shall be true and accurate as of such date, if earlier than the Closing Date).

(b) EIHI and Seller’s Performance. Without giving effect to any notice provided by EIHI or Seller pursuant to Section 5.6, all of the covenants, obligations and conditions that EIHI and Seller are required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects, and EIHI and Seller shall have delivered, or caused the delivery of, each of the documents required to be delivered pursuant to Section 2.3(a).

(c) Consents. Subject to the exceptions set forth in Section 5.5(b), each of the Consents identified or referred to on Schedule 3.3(c) shall have been obtained and must be in full force and effect.

(d) No Proceedings. Since the date of this Agreement, there shall not have been commenced or Threatened against Purchaser, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that would have the effect of preventing, materially delaying, making illegal, or otherwise materially interfering with any of the Contemplated Transactions.

(e) No Prohibition. Neither the completion nor the performance of any of the Contemplated Transactions will, directly or indirectly, materially contravene, or conflict with, or result in a material violation of, or cause Purchaser to suffer any material adverse consequence under, any applicable Legal Requirement or Order which was not in effect or outstanding, as appropriate, prior to the date of this Agreement.

(f) Zurich Asset Transfer. The Zurich Asset Transfer shall have been completed.

(g) Entry into Trust Arrangement. The Company shall have entered into a trust arrangement with Zurich (the “Zurich Trust”) as security for its obligations under the Zurich Reinsurance Treaties in lieu of the letters of credit in the aggregate amount of $45,100,000 (the “Letter of Credit Amount”) posted as collateral for Seller’s obligations under the Zurich Reinsurance Treaties, and the letters of credit and all of Seller’s obligations thereunder shall have been terminated and Seller and Company shall have fully funded the Zurich Trust with assets that the Company is permitted to report as admitted assets pursuant to applicable Legal Requirements.

(h) Contribution of Capital; Funding of Trust. Seller shall have contributed cash and securities in an amount equal to or greater than the Letter of Credit Amount to the Company, the Company shall have funded the Zurich Trust with cash and securities in an amount equal to $42,238,678, and Seller shall have made all payments required to be made under the Zurich Reinsurance Treaties through June 30, 2010 in accordance with their terms. The Zurich Trust shall have been funded exclusively with assets that the Company is permitted to report as admitted assets pursuant to applicable Legal Requirements.

(i) Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement.

(j) Certificate. Purchaser shall have received a certificate of a senior executive officer of each of EIHI and Seller certifying as to the fulfillment of the conditions set forth in Sections 6.1(a) and (b).

(k) Related Agreements. Seller shall have executed and delivered to Purchaser each of the Related Agreements, and each of the Related Agreements shall be in full force and effect.

6.2. Conditions Precedent to EIHI and Seller’s Obligation to Close. The obligation of EIHI and Seller to take the actions required to be taken by EIHI and Seller at the Closing to complete the Contemplated Transactions is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by EIHI or Seller, in whole or in part to the extent permitted by Legal Requirement):

(a) Accuracy of Purchaser’s Representations. Without giving effect to any notice provided by Purchaser pursuant to Section 5.6, all of the representations and warranties of Purchaser in this Agreement shall have been true and accurate in all material respects (except for those representations and warranties which by their terms are subject to materiality or Material Adverse Effect qualifications, which representations and warranties shall be true and accurate in all respects) as of the date of this Agreement and shall be accurate in all material respects (except for those representations and warranties which by their terms are subject to materiality or Material Adverse Effect qualifications, which representations and warranties shall be true accurate in all respects) as of the Closing Date as if made on the Closing Date (in each case other than such representations and warranties as are made of another date, which shall be true and accurate as of such date, if earlier than the Closing Date).

(b) Purchaser’s Performance. Without giving effect to any notice provided by Purchaser pursuant to Section 5.6, all of the covenants and obligations that Purchaser is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects, and Purchaser shall have delivered, or caused the delivery of, each of the documents or other items required to be delivered by Purchaser pursuant to Section 2.3(b).

(c) Consents. Subject to the exceptions set forth in Section 5.5(b), each of the Consents identified or referred to on Schedule 4.2(c) must have been obtained and must be in full force and effect.

(d) No Prohibition. Neither the completion nor the performance of any of the Contemplated Transactions will, directly or indirectly, materially contravene, or conflict with, or result in a material violation of, or cause Seller to suffer any material adverse consequence under, any applicable Legal Requirement or Order which was not in effect or outstanding, as appropriate, prior to the date of this Agreement.

(e) No Proceedings. Since the date of this Agreement, there shall not have been commenced or Threatened against Seller any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions or (b) that would have the effect of preventing, materially delaying, making illegal, or otherwise materially interfering with any of the Contemplated Transactions.

(f) Zurich Asset Transfer. The Zurich Asset Transfer shall have been completed.

(g) Entry into Trust Arrangement. The Zurich Trust shall have been established as security for the Company’s obligations under the Zurich Reinsurance Treaties in lieu of the letters of credit posted as collateral for Seller’s obligations under the Zurich

Reinsurance Treaties, and the letters of credit and all of Seller’s obligations thereunder shall have been terminated.

(h) Certificate. Seller shall have received a certificate of a director of Purchaser certifying as to the fulfillment of the conditions set forth in Sections 6.2(a) and (b).

(i) Related Agreements. Purchaser shall have executed and delivered to Seller each of the Related Agreements, and each of the Related Agreements shall be in full force and effect.

7. INDEMNIFICATION; REMEDIES

7.1. Survival. The representations and warranties of the parties contained in this Agreement and the Related Agreements shall survive the Closing and shall continue in full force and effect until eighteen (18) months following the Closing Date, after which time such representations and warranties shall terminate and have no further force or effect, except that the representations and warranties contained in Sections 3.1 (Organization), 3.2 (Capitalization), 3.3 (Authority), 3.4(b) (Undisclosed Liabilities), 3.4(c) (Claims Audit) 3.6 (Title), 3.7 (Taxes), 3.27 (Extended Reporting Policies) and 3.28 (Real Estate Environmental) and Sections 4.1 (Organization) and 4.2 (No Conflict) (the “Fundamental Representations and Warranties”) shall survive the Closing without limitation as to time. The period during which any such representation and warranty survives is the “Survival Period” for such representation and warranty. Notwithstanding the foregoing, any representation or warranty that would otherwise terminate shall survive with respect to Damages (but only with respect to such Damages) in respect of any Proceeding of which notice is given pursuant to this Agreement prior to the end of the Survival Period, until such Proceeding is finally resolved and any related Damages are paid. Further, (i) the covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and agreements, if any, or until fully performed, plus an additional 12 months and (ii) the covenants and agreements that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate on the date that is 18 months after the Closing Date. The waiver by any party of any condition based on the accuracy of any representation or warranty set forth in this Agreement or the Related Agreements or on the performance of or compliance with any covenant, obligation or agreement set forth in this Agreement or the Related Agreements, shall not affect such party’s right to indemnification or other remedy based upon such representations, warranties, covenants, obligations and agreements.

7.2. General Indemnification and Reimbursement by EIHI and Seller. Subject to the provisions of this Section 7, EIHI and Seller will indemnify, defend and hold harmless Purchaser, its Affiliates (including, after the Closing, the Company) and their respective officers, directors, shareholders, employees, successors and permitted transferees and assigns (collectively, the “Purchaser Indemnitees”) against, hold each Purchaser Indemnitee harmless from and pay to any Purchaser Indemnitee as and when incurred, any Damages arising out of or relating to any of the following:

(a) any breach of any representation or warranty made by EIHI or Seller in this Agreement, the Schedules, any supplements to the Schedules, or any Related Agreement delivered by EIHI or Seller pursuant to or in connection with this Agreement; and

(b) any breach by EIHI or Seller of any covenant or obligation of EIHI or Seller in this Agreement or any Related Agreement.

7.3. General Indemnification and Reimbursement by Purchaser. Subject to the provisions of this Section 7, Purchaser will indemnify EIHI, Seller, their Affiliates (but excluding, after the Closing, the Company) and the respective officers, directors, shareholders, employees, successors and permitted transferees and assigns (collectively, the “Seller Indemnitees”) against, hold each Seller Indemnitee harmless from and pay to any Seller Indemnitee as and when incurred, any Damages arising out of or relating to any of the following:

(a) Any breach of any representation or warranty made by Purchaser in this Agreement, the Schedules or in any Related Agreement delivered by Purchaser pursuant to or in connection with this Agreement; and

(b) Any breach by Purchaser of any covenant or obligation of Purchaser in this Agreement or any Related Agreement.

7.4. Limitations on Amount of Liability.

(a) Excepting any breach of any of the Fundamental Representations and Warranties, EIHI and Seller will have no Liability (whether liquidated, contingent or otherwise) to the Purchaser Indemnitees under, or in connection with, this Agreement, any of the Related Agreements, or any of the Contemplated Transactions pursuant to Section 7.2(a), and Purchaser will have no Liability (whether liquidated, contingent or otherwise) to the Seller Indemnitees under, or in connection with, this Agreement, any of the Related Agreements, or any of the Contemplated Transactions pursuant to Section 7.3(a), in each case, until the total of all Damages with respect to such claims exceeds $25,000 (the “Deductible”), and then only for the amount by which such Damages exceed the Deductible.

(b) Excepting any breach of any of the Fundamental Representations and Warranties, the maximum amount of Damages that EIHI and Seller shall, in the aggregate, be required to pay to the Purchaser Indemnitees for any breach of a representation or warranty pursuant to this Section 7.2(a) shall be an amount equal to $1,000,000.00 (the “Indemnification Cap”). The maximum amount of Damages that Purchaser shall, in the aggregate, be required to pay to the Seller Indemnitees for any breach of a representation or warranty pursuant to Section 7.3(a) shall be an amount equal to the Indemnification Cap.

(c) Neither the Deductible nor the Indemnification Cap shall apply to any breach of any of the Fundamental Representations and Warranties. Notwithstanding anything in this Agreement to the contrary, (i) the maximum amount of Damages that EIHI or Seller shall, in the aggregate, be required to pay to the Purchaser Indemnitees pursuant to Section 7 shall be equal to $2,500,000.00.

7.5. Procedure for Indemnification.

(a) In the event that either a Purchaser Indemnitee or a Seller Indemnitee becomes aware of a fact, condition or event for which indemnification is provided under this Section 7, such party seeking indemnification (the “Indemnified Party”) shall with reasonable promptness deliver a written notice to the other party (the “Indemnifying Party”) specifying the facts constituting the basis for, and the amount (if known or a reasonable estimate thereof) of the claim asserted (“Claim Notice”). Failure to deliver a Claim Notice with respect to a claim in a timely manner as specified in the preceding sentence shall not release the Indemnifying Party from any of its obligations under this Section 7, except to the extent the Indemnifying Party is materially prejudiced by such failure.

(b) When an Indemnified Party receives notice of any claims made by third parties (“Third Party Claims”), which is or may be the basis of a claim for indemnification hereunder, the Indemnified Party shall promptly deliver a Claim Notice to the Indemnifying Party; provided, however, that the failure of the Indemnified Party to promptly deliver a Claim Notice related to a Third Party Claim as provided herein shall not relieve the Indemnifying Party of any of its obligations hereunder unless and only to the extent that the Indemnifying Party shall have been prejudiced thereby. Upon receipt of a Claim Notice from the Indemnified Party with respect to a Third Party Claim, the Indemnifying Party may, but shall not be required to, assume the defense of such Third Party Claim. If the Indemnifying Party elects to undertake the defense of any Third Party Claim, it shall use counsel of its choice but reasonably acceptable to the Indemnified Party, and the Indemnifying Party shall pay all reasonable costs and expenses thereof (including the reasonable costs and expenses incurred by the Indemnified Party in connection with the defense of such Third Party Claim prior to the assumption of such defense by the Indemnifying Party) and shall be fully responsible for the outcome thereof, subject to any applicable limitations set forth in Section 7.4 and that in such case, the Indemnifying Party shall have no obligation to pay any further costs or expenses of legal counsel of the Indemnified Party thereafter incurred in connection with such defense. The Indemnifying Party shall give notice to the Indemnified Party as to its intention to assume the defense of any Third Party Claims within thirty (30) days after the date of receipt of the Indemnified Party’s Claim Notice in respect of such Third Party Claims. If an Indemnifying Party does not, within thirty (30) days after the Indemnified Party’s Claim Notice is given, furnish notice to the Indemnified Party of its assumption of the defense of the Third Party Claims, the Indemnifying Party shall be deemed to have waived its right to control the defense thereof. If the Indemnified Party assumes the defense of any Third Party Claims because of the failure of the Indemnifying Party to do so in accordance with this Section 7.5(b), it may do so in such manner as it may deem appropriate, and the Indemnifying Party shall pay all costs and expenses of such defense, subject however to any applicable limitations set forth in Section 7.4. The Indemnifying Party shall have no liability with respect to any compromise or settlement of a Third Party Claim that is effected without its prior written consent (which consent shall not be unreasonably withheld or delayed).

(c) Notwithstanding the provisions of Section 7.5(b), with respect to any Third Party Claim that the Indemnifying Party is defending, the Indemnified Party shall have the right to retain separate counsel to represent it and the Indemnifying Party shall pay the reasonable fees and expenses of such separate counsel, but only if, and to the extent that, (i) there is a conflict of interest that makes it reasonably necessary for separate counsel to represent the Indemnified Party and the Indemnifying Party; (ii) the actual or potential defendants in, or targets of, any such Third Party Claim include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party shall have reasonably concluded that there may be legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to assume the defense of such Third Party Claim on behalf of the Indemnified Party); (iii) the Indemnifying Party shall not have engaged counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party within a reasonable amount of time after the Indemnified Party’s Claim Notice is given; or (iv) the Indemnifying Party shall authorize, in writing, the Indemnified Party to engage separate counsel at the Indemnifying Party’s expense.

(d) If the Indemnified Party desires to settle any Third Party Claim (whether or not contested by the Indemnifying Party), the Indemnified Party shall advise the Indemnifying Party in writing of the amount it proposes to pay in settlement thereof (the “Proposed Settlement”). If such Proposed Settlement is unsatisfactory to the Indemnifying Party, it shall have the right, at its expense, reasonably to contest (or continue to contest) such Third Party Claim by giving written notice of such election to the Indemnified Party within fifteen (15) days after the Indemnifying Party’s receipt of the advice of the Proposed Settlement. If the Indemnifying Party does not deliver such written notice within fifteen (15) days after receipt of such advice, or if the Indemnifying Party, after having given such notice to the Indemnified Party, fails to defend, settle or pay such Third Party Claim, the Indemnified Party may offer the Proposed Settlement to the third party making such Third Party Claim. If the Proposed Settlement is not accepted by the party making such Third Party Claim, any new Proposed Settlement figure which the Indemnified Party may wish to present to the party making such Third Party Claim shall first be presented to the Indemnifying Party who shall have the right, subject to the conditions set forth in this Section 7.5(d), reasonably to contest such Third Party Claim. In all such events, the Indemnifying Party shall indemnify the Indemnified Party and hold it harmless against and from any and all costs of defense, payment, or settlement, including reasonable attorneys’ fees incurred in connection therewith, subject, however, to any applicable limitations set forth in Section 7.4.

(e) The Indemnifying Party may settle any Third Party Claim only if it has agreed to contest the claim in accordance with Section 7.5(b). If any Indemnifying Party desires to settle any Third Party Claim, the Indemnifying Party shall not, without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, delayed, or conditioned), (i) settle or compromise such Proceeding, claim or demand, or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such Proceeding, claim or demand or (ii) settle or compromise any such Proceeding, claim or demand, in any manner that would be reasonably likely to adversely affect the Indemnified Party other than as a result of money damages or other money payments which are fully indemnified against by the Indemnifying Party.

(f) In the event that the loss, claim or other Liability that gave rise to the right to receive indemnification (i) is recovered by the Indemnified Party pursuant to any indemnification agreement with any third party, or source of reimbursement through any third party, or any insurance maintained by or for the benefit of the Indemnified Party or (ii) results in a Tax benefit to the Indemnified Party, the amount of any recovery pursuant to this Section 7 will be reduced by the amount of (A) any such indemnification, reimbursement or insurance payments paid or available to the Indemnified Party and (B) any such Tax benefits actually received, as appropriate.

7.6. Exclusive Remedy; Certain Limitations

(a) Except as specifically set forth in Section 7.6(b), the sole and exclusive remedy of the Purchaser Indemnitees and the Seller Indemnitees for any and all claims or Damages relating to or arising out of or in connection with this Agreement or any of the Related Agreements or the Contemplated Transactions and the facts and circumstances relating and pertaining thereto (whether any such claim may be made in contract, breach of warranty, tort, or otherwise) shall be an action for indemnity pursuant to this Section 7, which shall be governed and limited by this Section 7.

(b) Notwithstanding the provisions of Section 7.6(a), Purchaser Indemnitees and the Seller Indemnitees shall be entitled to pursue those equitable and other remedies that may otherwise be available to any of them pursuant to the provisions of the Confidentiality Agreement.

(c) Notwithstanding any provision of this Agreement or any Related Agreement to the contrary, nothing herein or therein will limit in any way any party’s remedies in respect of fraud, intentional misrepresentation or omission or intentional misconduct by the other party in connection with the Contemplated Transactions.

(d) For the avoidance of doubt, the dispute resolution process established at Section 2.5(c) for determining the amount of the Remaining Net Incurred Amount and the dispute resolution process established at Section 8.2(e) for determining the amount of the Superior Valuation Proposal Amount will be governed exclusively by those sections.

7.7. Characterization of Indemnity Payments. Except as otherwise required by applicable Legal Requirements, any payment made pursuant to this Section 7 shall be treated, for Tax purposes, as an adjustment to the Purchase Price paid by Purchaser for the Company.

8. TERMINATION

8.1. Termination Events. This Agreement may, by written notice given prior to or at the Closing, be terminated:

(a) by Purchaser, if any material breach of any of the representations, warranties or covenants of EIHI or Seller set forth in this Agreement has been committed by EIHI or Seller and such breach has not been (i) waived by Purchaser or (ii) cured by EIHI or Seller within fifteen (15) days following EIHI and Seller’s receipt of written notice of such breach from Purchaser;

(b) by EIHI or Seller, if any breach of any of the representations, warranties, or covenants of Purchaser set forth in this Agreement has been committed by Purchaser and such breach has not been (i) waived by EIHI or Seller or (ii) cured by Purchaser within fifteen (15) days following Purchaser’s receipt of written notice of such breach from EIHI or Seller;

(c) by Purchaser, if any of the conditions in Section 6.1 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Purchaser to comply with its obligations under this Agreement) and Purchaser has not waived such condition on or before the Closing Date;

(d) by EIHI or Seller, if any of the conditions in Section 6.2 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of EIHI or Seller to comply with its obligations under this Agreement) and EIHI or Seller has not waived such condition on or before the Closing Date;

(e) by mutual written consent of Purchaser and EIHI or Seller; or

(f) by Purchaser, EIHI or Seller, if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before December 31, 2010, or such later date as the parties may agree upon in writing.

(g) by EIHI, Seller or Purchaser pursuant to the provisions of Section 5.4(b).

8.2. Effect of Termination.

(a) Subject to the provisions of Section 8.2(b), if this Agreement is terminated pursuant to Section 8.1, all of the respective rights, duties and obligations of Purchaser, EIHI and Seller hereunder shall cease and terminate, except that the obligations in Section 8.2(c), Section 8.2(d), Section 8.2(e), Section 9.1, Section 9.2 and Section 9.3 will survive.

(b) Anything to the contrary set forth in this Agreement notwithstanding, (i) with respect to any breach of a representation, warranty, covenant or agreement by Seller or the Company which occurs prior to the Closing, Purchaser will, in addition to the right to terminate this Agreement pursuant to Section 8.1, have all rights and remedies that would otherwise be available to Purchaser for any such breach and (ii) with respect to any breach of a representation, warranty, covenant or agreement by Purchaser which occurs prior to the Closing, EIHI or Seller will, in addition to the right to terminate this Agreement pursuant to Section 8.1, have all rights and remedies that would otherwise be available to EIHI or Seller for any such breach.

(c) Notwithstanding the provisions of Sections 8.2(a) and (b), in the event that either the Board of Directors of EIHI or the Board of Directors of Seller fail, within thirty (30) days following the execution of this Agreement, to authorize EIHI and Seller, respectively, to (i) execute and deliver this Agreement, (ii) execute and deliver all Related Agreements and (iii) consummate the Contemplated Transactions, such failure by the Board of Directors of EIHI or the Board of Directors of Seller shall constitute a material breach of Section 3.3, as of such date, and if Purchaser elects to terminate this Agreement pursuant to Section 8.1(a), Seller shall pay Purchaser the sum of Purchaser’s documented out-of-pocket expenses associated with the Contemplated Transactions, including due diligence costs, up to a maximum of $150,000 on the effective date of termination.

(d) Notwithstanding the provisions of Sections 8.2(a) and (b), in the event that that EIHI, Seller or Purchaser terminates this Agreement pursuant to Section 8.1(g) based upon the receipt of an Acquisition Proposal (other than a Commutation Proposal) that qualifies as a Superior Proposal, EIHI shall pay to Purchaser $500,000 on the effective date of termination.

(e) Notwithstanding the provisions of Sections 8.2(a) and (b), in the event that EIHI, Seller or Purchaser terminates this Agreement pursuant to Section 8.1(g) based upon the receipt of a Commutation Proposal that qualifies as a Superior Proposal, on the effective date of termination of this Agreement, EIHI shall pay to Purchaser a fee that is equal to (i) $500,000 plus (ii) fifty percent (50%) of the positive difference between the estimated value of the Superior Proposal to Seller, as will be reported on the balance sheet of Seller’s next ensuing quarterly financial statement, calculated in accordance with GAAP, and the estimated value of this Agreement, the Related Agreements and the Contemplated Transactions to Seller, as will be reported on the balance sheet of Seller’s next ensuing quarterly financial statement, calculated in accordance with GAAP (the “Superior Proposal Valuation Amount”), provided any fee paid to Purchaser pursuant to this Section shall be capped at $1,000,000. If, Purchaser disputes Seller’s valuation of the Superior Proposal Valuation Amount, Seller and Purchaser shall negotiate in good faith to resolve such dispute. If such dispute remains unresolved after a period of thirty days following the date on which Purchaser gives Seller a written notice of objection, Seller shall engage a nationally recognized independent accounting firm (the “Independent Accountant”) that (A) does not have a conflict of interest with respect to such engagement that is not waived by the parties and (B) is mutually acceptable to Purchaser and Seller to resolve any remaining dispute regarding the amount of the Superior Proposal Valuation Amount. When acting pursuant to this Agreement, the Independent Accountant shall be entitled to all of the privileges and immunities of an arbitrator. The Independent Accountant will act as an arbitrator to determine only those issues pertaining to the Superior Proposal Valuation Amount as to which Purchaser has disagreed in the notice of objection duly delivered by Purchaser to Seller pursuant to this sub-section that are disputed by Seller. Purchaser and Seller shall deliver written briefs in support of their positions to the Independent Accountant and to one another within 20 business days after the matter is submitted to the Independent Accountant. Purchaser and Seller shall use their commercially reasonable efforts to cause the Independent Accountant to issue its written determination regarding all disputed items within thirty days after such items are submitted for review. In no event may the Independent Accountant’s determination of disputed items be for an amount that is outside of the range of Purchaser’s and Seller’s disagreement. The final determination of the Independent Accountant respecting the amount of the Superior Proposal Valuation Amount will be final, binding and conclusive on Purchaser and Seller. The fees, costs and expenses of the Independent Accountant will be borne equally by Purchaser and Seller.

9. GENERAL PROVISIONS

9.1. Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its own costs and expenses incurred in connection with the preparation, negotiation, execution, and performance of this Agreement and the Contemplated Transactions, including all legal, accounting, and investment banking fees, costs and expenses and fees and expenses of any other Representatives of such party that are incurred in connection with this Agreement or the Contemplated Transactions.

9.2. Public Announcements. Any public announcement or similar publicity with respect to this Agreement, the Contemplated Transactions or any of the terms thereof will be issued, if at all, at such time, in such manner and shall include only such information as Purchaser and EIHI shall mutually agree upon in writing; provided, however, Purchaser and EIHI shall be permitted to make any announcement with respect to this Agreement or the

Contemplated Transactions required under any applicable Legal Requirement, including, without limitation, the Securities Exchange Act. Unless consented to by the other party in advance in writing or required by Legal Requirements, prior to the Closing, Purchaser and EIHI shall, and EIHI will cause the Company to, keep this Agreement strictly confidential and neither Purchaser nor EIHI will make, or cause to be made, any disclosure of this Agreement or any of its terms to any Person except to the extent required under any applicable Legal Requirement, including, without limitation, the Securities Exchange Act. Purchaser will, and EIHI will cause the Company to, consult with each other concerning when and the means by which the Company’s customers and suppliers and others having dealings with the Company will be informed of the Contemplated Transactions, and to cooperate with respect to such disclosure. Anything to the contrary set forth in this Section 9.2 notwithstanding, in no event shall any party be permitted to announce publicly the Purchase Price without the prior written consent of the other parties except to the extent required by any applicable Legal Requirement, including, without limitation, the Securities Exchange Act.

9.3. Confidentiality. Between the date of this Agreement and the Closing Date, Purchaser, EIHI and Seller will, and EIHI and Seller will cause the Company to, and after the Closing Date Purchaser, EIHI and Seller will, maintain in confidence, and the parties will cause the respective Affiliates and Representatives of Purchaser, EIHI and Seller to maintain in confidence, any confidential or proprietary written, oral, or other information obtained from the other party or such parties’ Affiliates or Representatives in connection with this Agreement or the Contemplated Transactions (it being understood that, in all events, such information may be disclosed to a party’s Affiliates, Representatives and financing providers), unless (a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any Consent or approval required for the completion of the Contemplated Transactions, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with a Legal Requirement or Proceeding. If the Contemplated Transactions are not completed, each party will return or destroy as much of such written information as the other party may reasonably request. The provisions of this Section 9.3 are intended to be complementary and supplemental to, and are not intended to supplant or supersede, any of the terms, provisions or restrictions set forth in the Confidentiality Agreement. To the extent that any of the terms or provisions of this Section 9.3 are inconsistent with the terms or provisions of the Confidentiality Agreement, the terms and provisions of the Confidentiality Agreement shall govern and control.

9.4. Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given (a) when delivered by hand (with written confirmation of receipt), (b) three (3) days after being deposited in the mails, if sent by certified mail, with return receipt requested, or (c) one (1) day after sending, if sent by a nationally recognized overnight delivery service (receipt requested) specifying next day delivery, in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate by notice to the other parties):

If to EIHI or Seller:	Eastern Insurance Holdings, Inc.
25 Race Avenue

Lancaster, PA 17603
Attention: Kevin M. Shook

with a copy to:	Stevens & Lee, P.C.
620 Freedom Business Center, Suite 200
King of Prussia, PA 19406
Attention: John D. Talbot, Esquire

If to Purchaser:	Eastern Atlantic Holdings Ltd.
P.O. Box 1363
Grand Cayman KY1-1108 Cayman Islands
Attention: Peter McKay

with a copy to:	Appleby
Clifton House 75 Fort Street
P.O. Box 190
Grand Cayman KY1-1104 Cayman Islands
Attention: Simon Raftopoulus

9.5. Jurisdiction; Venue. Any suit, action or other Proceeding seeking to enforce any provision of, or based upon any right arising out of, in connection with, or in any way relating to, this Agreement, any of the Related Agreements or the Contemplated Transactions shall be commenced and litigated only in the United States District Court for the Middle District of Pennsylvania. Each party hereby irrevocably consents and submits to the jurisdiction and venue of such courts and irrevocably waives any objection which it may now or hereafter have to the laying of the venue of any suit, action or Proceeding brought in such court and any claim that such suit, action or Proceeding brought in such court has been brought in an inconvenient forum or that such court lacks jurisdiction.

9.6. Further Assurances. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Related Agreements and the documents referred to in this Agreement and the Related Agreements.

9.7. Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.

9.8. Entire Agreement and Modification. Except as otherwise specifically provided in Section 9.3, this Agreement supersedes all prior agreements between the parties with respect to its subject matter (including, without limitation, the indication of interest dated May 25, 2010 issued on behalf of Purchaser to EIHI) and constitutes (together with the Related Agreements) a complete and exclusive statement of the terms of the agreement between the parties with respect to its and their subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

9.9. Assignments, Successors, and No Third-Party Rights. None of the parties may assign or otherwise transfer any of their respective rights under this Agreement without the prior written consent of the other parties. Any attempted assignment in contravention of the foregoing restrictions on assignment or transfer shall be null and void. Subject to the two preceding sentences, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors, permitted assigns, heirs, executors, and personal representatives of the parties. Except for the respective obligations of Purchaser, EIHI and Seller to indemnify, defend and reimburse the Seller Indemnitees and the Purchaser Indemnitees, as appropriate, pursuant to the provisions of Section 7 and as provided in this Section 9.9, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors, permitted assigns, heirs, executors, and personal representatives.

9.10. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

9.11. Section Headings, Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.

9.12. Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

9.13. Governing Law. This Agreement will be governed by and construed under the domestic, internal laws of the Commonwealth of Pennsylvania, without regard to its principles pertaining to the conflict of laws.

9.14. Negotiated Agreement. The parties hereto acknowledge that the terms and language of this Agreement were the result of negotiations among the parties and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any particular party and construction of this Agreement shall be decided without regard to events of authorship or negotiation.

9.15. Counterparts. This Agreement and any Related Agreement may be executed in two (2) counterparts, each of which counterparts of this Agreement or any such Related Agreement, as appropriate, will be deemed to be an original of this Agreement or such Related Agreement, as appropriate, and all of which, when taken together, will be deemed to constitute one and the same agreement. Any party to this Agreement may deliver an executed counterpart hereof and of any of the Related Agreements by facsimile transmission or electronic mail (as a Portable Document Format (PDF) file) to another party hereto or thereto and any such delivery shall have the same force and effect as any other delivery of a manually signed counterpart of this Agreement or such Related Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

EASTERN ATLANTIC HOLDINGS LTD.

By:	/s/ Ian Watson
	Name:	Ian Watson
	Title:	Director

EASTERN INSURANCE HOLDINGS, INC.

By:	/s/ Kevin M. Shook
	Name:	Kevin M. Shook
	Title:	Chief Financial Officer

EASTERN RE LTD., SPC

By:	/s/ Kevin M. Shook
	Name:	Kevin M. Shook
	Title:	Chief Financial Officer